UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: October 14, 2010
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of the Company dated October 14, 2010

Other Events
On October 14, 2010, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) issued a press release announcing that trading of its American Depositary Receipts (ADRs) has been transferred from the New York Stock Exchange (NYSE) to the over-the-counter (OTC) market effective today, Thursday October 14, 2010. The new ticker symbol for the ADRs is SAYCY and real-time quotes for the ADRs are now available on www.otcmarkets.com. A copy of the press release attached hereto as exhibit 99.1 and is incorporated herein by reference.
Exhibits:

99.1	Press Release of the Company dated October 14, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: October 14, 2010	Name:	G. Jayaraman
	Title:	Company Secretary

EXHIBIT INDEX

99.1	Press release of the Company dated October 14, 2010